650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 10, 2005

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Mail Stop 6010

Attn: Mary Beth Breslin

Re:	HemoSense, Inc., Amendment No. 2 and Amendment No. 3 to Registration
Statement on Form S-1 Filed on May 31, 2005 and June 3, 2005, respectively (File No. 333-123705)

Dear Ms. Breslin:

On behalf of HemoSense, Inc. (“HemoSense” or the “Company”), we are responding to the Staff’s letter dated June 8, 2005 (the “Comment Letter”), relating to the above-referenced Amendment No. 2 and Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and HemoSense is filing pre-effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”) with this response letter. For your convenience we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Government Regulation – Page 47

1. We note the new disclosure on page 49 and in the risk factors section regarding the recently completed FDA inspection, the company’s receipt of an FDA Form 483, the possibility that the company will receive an FDA warning letter, and the potential consequences if the company becomes the subject of an FDA enforcement action. Please include appropriate disclosure regarding these issues in the Summary of the prospectus. Please also expand your disclosure on page 49 to include the following:

•	An explanation as to why Medical Device Reports were not timely submitted to the FDA in connection with six of the seven complaints that the inspector reviewed claiming that your INRatio device took inaccurate readings.

•	Disclosure regarding the total number of complaints that you have received to date alleging that your INRatio device took inaccurate readings.

•	An explanation of the nature of the complaints that you have received alleging that your INRatio device took inaccurate readings, given the quality control tests incorporated into your test strips and your disclosure that the INRatio meter does not display potentially incorrect test results.

•	An explanation of the procedure employed to calibrate your test strips.

•	Clarification regarding the date in June 2005 on which you expect to submit a response to the FDA regarding the issues raised in the Form 483 and, to the extent known or determinable, a summary of your anticipated response.

Please note that we may have further comment about your disclosure and/or the potential need for recirculation of a preliminary prospectus once we have had the opportunity to review your response to this comment.

June 10, 2005

In response to the Staff’s comment, the requested disclosure has been added to the Summary and to the disclosure on page 49, as applicable. We respectfully advise the Staff that we do not believe that it would be meaningful to an investor to explain the procedure the Company employs in calibrating its test strips. The observation from the FDA did not take issue with the procedure itself, but rather with the documentation of the procedures used to identify valid statistical techniques for the Company’s calibration of test strips and their conformity with applicable standards. We have updated the disclosure accordingly.

The Company respectfully advises the Staff that it believes that it has satisfied all of the requirements under Rule 461 to request acceleration of the effective date of the Registration Statement, particularly, as provided in Rule 461(b)(2), that the form of preliminary prospectus distributed is accurate and adequate in all material respects, and thus no recirculation is warranted. The Company does not believe that the disclosure in the preliminary prospectus is materially altered by the disclosure contained in Amendment No. 4. The revisions are substantially as follows:

•	The preliminary prospectus notes that, at the time, the Company was undergoing an FDA inspection of our facilities. Amendment No. 4 updates this information to indicate that we have since completed that inspection. These two disclosures are not substantially different.

•	Our preliminary prospectus noted that the FDA inspector informed us that we may have underreported incidents requiring MDRs, which could result in a Warning Letter. Amendment No. 4 indicates that we have since received a 483 observation that we underreported incidents requiring MDRs, which could result in a Warning Letter. These two disclosures are not substantially different.

•	Amendment No. 4 discloses a second observation by the FDA that the Company did not properly define and document the procedures it employs to identify the statistical techniques for calibration of the Company’s test strips. The Company does not believe that this observation is material to its operations, as discussed below.

•	The Staff has also requested, and Amendment No. 4 reflects, additional factual information underlying the observations and the response process. Amendment No. 4 now clarifies the Company’s approach to malfunctions with its historic and newly revised MDR reporting procedure, what may constitute a discrepant result, the overall percentage of complaints received (which is immaterial, at 0.01%), and the fact that the Company will file additional MDRs as a result of its revised procedure. We believe that this disclosure constitutes useful and appropriate background to the investor but does not constitute a change that makes the preliminary prospectus inaccurate or inadequate in any material respect.

The most significant disclosure regarding the FDA inspection is unchanged between the preliminary prospectus and Amendment No. 4, and is found in both “Risk Factors” and in “Business—Government Regulation”: inspections can lead to observations and Warning Letters and our failure to adequately comply with applicable regulatory requirements or to adequately address inspectional observations or a Warning Letter may lead to enforcement action, which may include several potential sanctions (all of which are articulated in both filings).

The Company does not believe that either the FDA inspection or the observations that resulted therefrom represent a material occurrence, but are rather part of the ordinary course of Company’s operations. Medical technology companies are regulated by the FDA, and facility inspections are a required and customary aspect of FDA oversight. Such inspections are, by regulation, supposed to be performed once every two years. Observations, such as the two received by the Company, typically arise out of such inspections. We therefore respectfully reiterate that pursuant to Rule 461(b)(2), the form of preliminary prospectus distributed is accurate and adequate in all material respects, and thus no recirculation is warranted.

Underwriting – Page 72

2. We note your revisions to the plan of distribution and your response to prior comment 10. However, because prospective investors may be allowed to place orders online, please confirm that, if true, the underwriters will also obtain a representation from each member of the syndicate or selling group that any member engaging in the electronic offer, sale or distribution of securities in connection with this offering will follow procedures for electronic distributions previously cleared with the staff.

The underwriters have confirmed that they will obtain a representation from each member of the syndicate or selling group that any member engaging in the electronic offer, sale or distribution of securities in connection with this offering will follow procedures for electronic distributions previously cleared with the Staff.

June 10, 2005

Exhibit 5.1

3. We note counsel’s assumption that the shares will be issued and sold “in accordance with the resolutions adopted by the Board of Directors of the Company.” Please revise the corpus of the opinion to state, if true, that the issuance of the shares has been duly authorized by the board of directors of the company. Please also revise to clarify that “resolutions adopted by the Board of Directors” only refers to resolutions authorizing the issuance of the shares previously adopted by the board and any future resolutions of the board or a pricing committee relating to the pricing of the shares.

In response to the Staff’s comment, we have revised Exhibit 5.1 as requested.

We would very much appreciate the Staff’s prompt review of Amendment No. 4. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ David J. Saul

David J. Saul